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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Yahoo! Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
984332-10-6
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	984332-10-6	Page	2	of	5

1	NAMES OF REPORTING PERSONS David Filo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		79,897,428 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,897,428 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,897,428 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.98% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,700,000 shares issuable upon the exercise of stock options held by Mr. Filo that are exercisable within 60 days of December 31, 2007.
(2) Based upon 1,336,444,034 shares of Yahoo! Inc. common stock outstanding at October 31, 2007 as reported on Yahoo!’s Quarterly Report on Form 10-Q for the period ending September 30, 2007 as filed with the SEC on November 9, 2007.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer

Yahoo! Inc.

(b)	Address of Issuer’s Principal Executive Offices

701 First Avenue, Sunnyvale, CA 94089
Item 2.

(a)	Name of Person Filing

David Filo

(b)	Address of Principal Business Office or, if none, Residence

Same as Item 1(b)

(c)	Citizenship

See Row 4 of cover page

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

984332-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

Page 3 of 5 pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Row 9 of cover page.

(b)	Percent of class: See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

By:	/s/ David Filo
Name:	David Filo
Title:	Chief Yahoo!

Page 5 of 5 pages